August 16, 2017

Via E-Mail

Mr. John P. Nolan

Senior Assistant Chief Accountant

Office of Financial Services

Securities & Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter, dated August 2, 2017, related to File No. 001-34653

Dear Mr. Nolan:

We have reviewed the letter referred to above and respectfully provide the following responses:

Form 8-K Filed July 27, 2017

Exhibit 99.1

Non-GAAP Measures, Pages 11-15

1.	We note your discussion of non-GAAP operating measures which states that you exclude items that management views as unrelated to its normalized operations. Please note that the use of the word “core” implies you are referring to your most central or essential operations and results. Removal of gains or losses on the sales of investment, acquisition expenses, the provision for loan losses and litigation expenses and recoveries from net income available to common shareholders (GAAP) in order to arrive at different core earnings and expense measurements implies that these items are not an inherent part of your core operations even though the nature of the adjustment is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. These adjustments appear to be inconsistent with the Compliance and Disclosure interpretations issued on May 17, 2016. Please revise future filings to address these inconsistencies and provide us with the proposed revised disclosures going forward.

At this time, we have determined that we will no longer use non-GAAP operating measures that involve adjustments to our net income in filings with the SEC. Because we will no longer be making any non-GAAP adjustments to our net income, we do not believe that there will be any inconsistencies to address and, accordingly, do not provide any proposed revised disclosures.

2.	Further, as it relates to the acquisition expenses, please provide us additional information to help us understand the nature of such expense. Specifically address whether the expenses represent a direct restructuring expense such as employee severance and contract termination fees or if they are related to duplicative, synergy like adjustments that will eventually run-off over time.

The following table provides the breakout of acquisition expenses by quarter and will be included in future filings, if material:

	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Legal and Professional Fees	5,926	571	1,459	689
Costs Related to the Retention and Severance of Employees	3,286	—
Technology Conversion and Termination Costs	689	—		196
Other	232	134	164	312

Total Acquisition Expenses	$10,133	$705	$1,624	$1,197	$—

The above costs include professional and legal fees to directly consummate the merger, costs related to retention and severance compensation costs, and service contract termination costs. These costs are incorporated in non-interest expenses in the Company’s consolidated statements of operations.

In addition, we acknowledge that:

•	First Interstate BancSystem, Inc. is responsible for the adequacy and accuracy of disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	First Interstate BancSystem, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 406-255-5312 or our legal counsel, Gregory E. Lindley, Holland & Hart LLP, at 801-799-5829 with any additional comments or questions you may have.

Sincerely, FIRST INTERSTATE BANCSYSTEM, INC.

By:	/s/ MARCY MUTCH
Marcy Mutch Executive Vice President and Chief Financial Officer

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